SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  February 6, 2012

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated February 6, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James E. Sinclair

Date:   February 6, 2012

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673	Form 20-F, File No. 001-32500 Trade Symbol: TSX: TNX NYSE Amex Equities: TRX
Email: investors@TanzanianRoyalty.com Website: www.TanzanianRoyaltyExploration.com	South Surrey Office: Suite 404 - 1688 152nd Street South Surrey, BC V4A 4N2 Toll Free: 1-800-811-3855 Tel: (604) 536-7873 Fax: (604) 536-2529

News Release – February 06, 2012

Tanzanian Royalty Announces High Grade Assay Results From Drilling Program

at Buckreef Project in Lake Victoria Goldfields of Tanzania

Tanzanian Royalty Exploration Corporation is pleased to report additional high grade assay results from the ongoing reverse circulation and diamond drilling program at its Buckreef Gold Project in the Lake Victoria Goldfields of Tanzania.

Diamond drill hole BMDD108 returned 16m grading 2.23 g/t gold from 149m, including a high grade section of  2.0m averaging 7.03 g/t  from 163m. In addition, the hole contained 5.0m grading 1.04 g/t from 170m, including 1.0m @ 3.86 g/t from 170m in sheared and altered felsic porphyry.

Diamond drill hole BMDD109 included 35.35m grading 2.75g/t gold from 131.65m,  including 6.35m @ 5.75 g/t from 131.65m, 4.7m @ 4.33 g/t from 158.3m;  1.0m @ 3.91 g/t  from 104m; and  2.0 m @  0.55 g/t from 212m.

Hole BMDD110 was drilled in the Hanging Wall Zone of the Main Buckreef deposit and included 4.0m grading 1.08 g/t from 16m, including 1.0m @ 3.16g/t from 17m in sheared dolerite with sulphides. In addition, the hole reported 2.0m @ 1.09 g/t from 107m.

Hole BMDD110 also targeted the down dip potential in the Main Zone, returning 30m grading 2.66 g/t gold at 145m, including 2.0m @ 6.5g/t from 169m, including 5.0m @ 4.06g/t from 153m. The deepest segment of this hole returned 2.0m @ 1.77g/t from 197m in sheared, altered dolerite intercalated with felsic porphyry and milky white late quartz veins.

Several deep holes were drilled in the vertical to sub-vertical Buckreef Main ore shoot by previous operators, some of which extended up to 400m down-dip in depth. Most of these holes serve to define existing resources in the Inferred resource category. The currently planned down dip test holes are intended to upgrade some of the Inferred resource at Buckreef to the Indicated category.

Approximately 10 more holes remain to be drilled at Buckreef Main to test the zone’s down dip potential which ranges in depth from 200m to 400m. The zone appears to increase in thickness at depth, with high grade gold values reported in several intercepts. Holes BMDD109 and BMDD 110 are specifically intended to test this depth potential. The holes above are estimated to be approximately 60% of true width.

The drilling on the Buckreef Footwall and Hanging Wall zones is expected to increase pit wall limits and increase resources all of which will be inputted into the Definitive Feasibility Study.

The main mineralized shear zone at Buckreef includes the Buckreef Main Zone, Buckreef North Zone and Buckreef South Zone all of which are constrained between two cross-cutting faults. The Buckreef Footwall and Hanging Wall zones are developed on either side of the Buckreef Main Zone as shear zone fault splays. The near-surface intercepts on the Hanging Wall and Footwall Zones are developed in the oxide zone and within quartz-carbonate-pyrite altered zones that offer the best opportunity to improve the size of the proposed open pit.

“The latest results from the ongoing drill program suggest that the FW and HW zones could significantly increase the existing Buckreef resource and the potential for further success,” says Joseph K. Kahama, Chairman and Chief Operating Officer (Tanzania).  “The deep mining potential will be established from the down dip drilling on the Main Zone which is also aimed at upgrading the current Inferred resource at Buckreef.”

“We are greatly encouraged by the high grade values we are seeing in the holes which in most cases  are better than anything drilled by previous operators,” he adds.

The geology within these HW and FW mineralised zones is mainly sheared basalt, sheared dolerites or sheared felsic porphyry accompanied with moderate to strong quartz-carbonate-pyrite alterations. In general, the degree of alteration dictates the grade of the mineralization.

Analysis

Samples from RC and diamond drill-holes were submitted to SGS Lab in Mwanza for 50g fire assay (FA) with AAS finish (0.01ppm LLD). Duplicates and Standards were inserted in the sample stream approximately every 20 samples. The average percentage of recovery core is 95%.  The planning, execution and monitoring of quality control programs at the Buckreef Gold project are under the supervision of Messrs. Charles Mnguto and Phillip Kaniki who are both registered Professional Geologists. Charles is the Head of Geology while Phillip is the Geology Resource Manager for the Company.

Qualified Person

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release. Mr. Zizhou is the General Manager (Exploration & Admin) of Tanzanian Royalty Exploration Corporation.  He has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered scientist with SACNASP (Reg. No.400028/08).

Respectfully Submitted,

James E. Sinclair

President and CEO

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.